Exhibit 99.1

IsZo Capital Delivers Requests to Call a Special Meeting of Nam Tai Property From Holders of More Than 40% of the Company’s Outstanding Shares

Highlights That More Than Half of Shareholders Unaffiliated With Kaisa Have Requested the Special Meeting, Whereat They Will Have the Opportunity to Vote to Remove and Replace a Majority of Nam Tai’s Board

Urges Nam Tai’s Leadership to Respect the Will of Shareholders and Hold the Special Meeting Without Unreasonable Delay

Warns Nam Tai’s Leaders Against Taking Reactionary Measures to Undermine Corporate Democracy or Pursuing Hasty Transactions Without Shareholder Approval

NEW YORK--(BUSINESS WIRE)-- IsZo Capital Management LP (together with its affiliates, “IsZo”), a significant long-term shareholder of Nam Tai Property Inc. (NYSE: NTP) (“Nam Tai” or the “Company”) with beneficial ownership of approximately 10% of the Company’s outstanding shares, today announced that it has delivered to Nam Tai verified requests to convene a meeting of the Company’s shareholders (the “Special Meeting”) from holders of more than 40% of the Company’s outstanding shares. IsZo has been seeking to convene the Special Meeting for the purpose of providing shareholders an opportunity to reconstitute Nam Tai’s Board of Directors (the “Board”) by removing a majority of the incumbent directors and installing six highly-qualified and independent individuals: Michael Cricenti, Cindy Chen Delano, Bo Hu, Louis Leung, Paula J. Poskon and Jeffrey Tuder. IsZo believes that the right leadership team and plan can unlock the true value of Nam Tai’s current assets, which the Company’s own valuation estimates suggest is up to $40 per share.

Brian Sheehy, IsZo’s founder and managing partner, commented:

“IsZo is pleased to have delivered requests to call a Special Meeting from holders of more than 40% of Nam Tai’s outstanding shares – a total far in excess of the 30% threshold required to call the Special Meeting. It is very telling that more than half of the Company’s shareholders unaffiliated with Kaisa Group Limited (“Kaisa”) requested the Special Meeting and an opportunity to reconstitute the Board after being presented with our highly-qualified director candidates and their strong and diverse qualifications. Our slate has a credible, value-enhancing strategy for improving corporate governance, installing a proven local management team, maintaining a disciplined capital allocation approach and focusing on existing projects. We intend to release this comprehensive strategy for unlocking Nam Tai’s intrinsic value in a detailed presentation in advance of the Special Meeting to enable shareholders to compare our vision to the incumbents’ value-destructive track record.”

Mr. Sheehy concluded:

“We hope Nam Tai’s leadership will respect the fact that shareholders want to convene the Special Meeting for the purposes of determining the Company’s go-forward leadership and future strategy. After suffering through years of negative returns and self-dealing on the part of Kaisa-affiliated insiders, a critical mass of shareholders clearly wants the opportunity to assess what IsZo’s slate has to offer. IsZo is prepared to take all necessary steps to prevent Nam Tai from delaying the Special Meeting and disregarding shareholders’ interests. The incumbent Board should not conduct a review of strategic alternatives, pursue any transactions or enter into any material agreements until after shareholders have had an opportunity to have their voices heard at the Special Meeting.”

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Shareholders interested in learning more about the Special Meeting process should contact IsZo’s solicitor, Saratoga Proxy Consulting, at info@saratogaproxy.com or (212) 257-1311. We also encourage shareholders to learn more about our slate and its analysis of Nam Tai at www.FixNTP.com.

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Contacts

For Investors:

Saratoga Proxy Consulting LLC

John Ferguson / Joe Mills, 212-257-1311

jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile

Greg Marose / Charlotte Kiaie, 347-343-2999

gmarose@profileadvisors.com / ckiaie@profileadvisors.com